SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31253; File No. 812-14028]

Monroe Capital Corporation, et al.; Notice of Application

September 19, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under sections 17(d), 57(a)(4), and 57(i) of the
Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint
transactions otherwise prohibited by sections 17(d) , 57(a)(4), and 57(i) of the Act and rule 17d-1
under the Act.

Summary of Application: Applicants request an order to permit certain business development
companies ("BDCs") and registered closed-end management investment companies to co-invest in
portfolio companies with each other and with affiliated investment funds.

Applicants: Monroe Capital Corporation (the "Company"), MC Funding Ltd. ("MC Funding"), MC
Funding, Ltd. 2013-1 ("2013-1"), Monroe Capital Partners Fund, L.P. ("Monroe SBIC"), Monroe
Capital Partners Fund II, L.P. ("Monroe SBIC II"), Monroe Capital Corporation SBIC, LP ("MCC
SBIC"), Monroe Capital Senior Secured Direct Loan Fund LP ("MCSSDL Fund"), Monroe Capital
Senior Secured Direct Loan Fund (Unleveraged) LP ("MCSSDL-U Fund"), Monroe FCM Direct
Loan Fund LP ("MFDL Fund" and collectively with MC Funding, 2013-1, Monroe SBIC, Monroe
SBIC II, MCSSDL Fund and MCSSDL-U Fund, the "Existing Affiliated Private Funds"), Monroe
Capital Management Advisors, LLC ("MCMA"), Monroe Capital Management LLC ("Monroe
Collateral Manager"), Monroe Capital Partners Fund Advisors, Inc. ("Monroe SBIC Adviser"),
Monroe Capital Partners Fund II Advisors, Inc. ("Monroe SBIC II Adviser" and, collectively with
MCMA, Monroe Collateral Manager, and Monroe SBIC Adviser, the "Affiliated Advisers"),

Monroe Capital Partners Fund, LLC ("Monroe SBIC General Partner"), Monroe Capital Partners Fund II, LLC ("Monroe SBIC II General Partner"), MCC SBIC GP, LLC ("MCC SBIC General Partner"), Monroe Capital Senior Secured Direct Loan Fund LLC ("MCSSDL Funds General Partner,"), and Monroe FCM Direct Loan Fund LLC ("MFDL Fund General Partner"), and Monroe Capital BDC Advisors, LLC ("BDC Adviser").[1]

Filing Dates: The application was filed on April 18, 2012, and amended on February 27, 2013, June 5, 2013, November 27, 2013, July 16, 2014, and September 5, 2014.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on October 14, 2014, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F St., NE, Washington, DC 20549-1090. Applicants: 311 South Wacker Drive, Suite 6400, Chicago, IL 60606.

For Further Information Contact: Mark Zaruba, Senior Counsel, at (202) 551-6878 or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Chief Counsel's Office, Division of Investment Management).

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[1]   All references to the term "BDC Adviser" include successors-in-interest to the BDC Adviser. A successor-in-interest is limited to an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.　　The Company is a Maryland corporation organized as a closed-end management investment company that has elected to be regulated as a BDC under section 54(a) of the Act. The Company's Objectives and Strategies[2] are to maximize the total return to stockholders in the form of current income and capital appreciation through investment in primarily senior, unitranche and junior secured debt of middle-market companies and, to a lesser extent, unsecured subordinated debt and equity investments. A majority of the directors of the Company are persons who are not "interested persons" as defined in section 2(a)(19) of the Act ("Non-Interested Directors").

2.　　The BDC Adviser is a Delaware corporation and is wholly owned and controlled by Theodore L. Koenig. The BDC Adviser is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act") and serves as investment adviser to the Company. Mr. Koenig also directly or indirectly owns a controlling interest in, and serves as the principal executive officer of, each of the Affiliated Advisers.

3.　　MCC SBIC is a Delaware limited partnership and is licensed to operate as a small business investment company ("SBIC") by the United States Small Business Administration ("SBA"). MCC SBIC General Partner is a Delaware limited liability company and serves as general partner of MCC SBIC. The Company owns 100 percent of the MCC SBIC General Partner's equity

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[2]　　"Objectives and Strategies" means a Regulated Fund's (as defined below) investment objectives and strategies, as described in the Regulated Fund's registration statement on Form N-2, other filings the Regulated Fund has made with the Commission under the Securities Act of 1933 (the "Securities Act"), or under the Securities Exchange Act of 1934, and the Regulated Fund's reports to shareholders.

interests and the MCC SBIC General Partner owns 1 percent of MCC SBIC in the form of a general

partnership interest. The Company directly owns 99 percent of MCC SBIC in the form of limited

partnership interests. As a result, the Company directly or indirectly wholly owns MCC SBIC.

MCC SBIC General Partner has appointed the BDC Adviser as the sole investment adviser for

MCC SBIC.

4.   MC Funding and 2013-1 are exempted companies incorporated under the laws of the

Cayman Islands with limited liability. Monroe Collateral Manager is a Delaware limited liability

company and is the investment adviser for MC Funding and 2013-1. Monroe SBIC and Monroe

SBIC II Delaware limited partnerships and are each licensed as SBIC by the SBA. Monroe SBIC

General Partner and Monroe SBIC II General Partner, each a Delaware limited liability company,

are the general partners of Monroe SBIC and Monroe SBIC II, respectively, and have entered into

agreements with Monroe SBIC Adviser and Monroe SBIC II Adviser, each a Delaware corporation,

to serve as investment adviser for Monroe SBIC and Monroe SBIC II, respectively. MCSSDL Fund,

MCSSDL-U Fund, and MFDL Fund are Delaware limited partnerships. MCSSDL Funds General

Partner, a Delaware limited liability company, is the general partner of MCSSDL Fund and

MCSSDL-U Fund and MFDL Fund General Partner, a Delaware limited liability company, is the

general partner of MFDL Fund. MCMA, a Delaware limited liability company, serves as

investment adviser for MCSSDL Fund, MCSSDL-U Fund, and MFDL Fund under agreements with

MCSSDL Funds General Partner and MFDL Fund General Partner, respectively. Each of the

Existing Affiliated Private Funds is excluded from the definition of investment company by section

3(c)(1) of the Act. Each of the Affiliated Advisers is registered as an investment adviser under the

Advisers Act.[3]

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[3]   MCMA has filed a Form ADV with the Commission. Monroe Collateral Manager, Monroe SBIC
        Adviser and Monroe SBIC II Adviser are each investment advisers registered under the Advisers Act

5.   Applicants seek an order ("Order") to permit each Regulated Fund,[4] together with one or more Regulated Funds and/or Affiliated Private Funds[5] to participate in the same investment opportunities through a co-investment program where such participation would otherwise be prohibited under sections 17(d) or 57(a)(4) and rule 17d-1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price;[6] and (b) making additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers ("Follow-On Investments"). "Co-Investment Transaction" means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub, as defined below) participated together with one or more other Regulated Funds and/or one or more Affiliated Private Funds in reliance on the requested Order. "Potential Co-Investment Transaction" means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Private Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.[7]

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because they are relying advisers of MCMA.

[4]   "Regulated Funds" means the Company and the Future Regulated Funds. "Future Regulated Fund" means a closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC, (b) whose investment adviser is an Adviser, and (c) that intends to participate in the Co-Investment Program (as defined below). "Adviser" means (a) the BDC Adviser, (b) an Affiliated Adviser, or (c) any investment adviser that controls, is controlled by or is under common control with the BDC Adviser and is registered as an investment adviser under the Advisers Act.

[5]   "Affiliated Private Fund" means any Existing Affiliated Private Fund or any entity (a) whose investment adviser is an Adviser, (b) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act, and (c) that intends to participate in Co-Investment Program.

[6]   The term "private placement transactions" means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act.

[7]   All existing entities that currently intend to rely upon the requested Order have been named as applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the application.

6.　　　　Applicants state that a Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs.[8] Such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any other Regulated Fund or Affiliated Private Fund because it would be a company controlled by a Regulated Fund for purposes of sections 17(d) or 57(a)(4) and rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the Regulated Fund and that the Wholly-Owned Investment Sub's participation in any such transaction be treated, for purposes of the requested Order, as though the Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund's investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Sub. The Regulated Fund's board of directors (for any Regulated Fund, the "Board") would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Sub's participation in a Co-Investment Transaction, and the Regulated Fund's Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund's place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board will also be informed of, and take into consideration,

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[8]　　　The term "Wholly-Owned Investment Sub" means an entity (i) that is wholly-owned by a Regulated Fund (with the Regulated Fund at all times holding, directly or indirectly, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund (and, in the case of an SBIC Subsidiary, maintain a license under the SBA Act and issue debentures guaranteed by the SBA); (iii) with respect to which the Regulated Fund's board of directors ("Board") has the sole authority to make all determinations with respect to the entity's participation under the conditions of the application; and (iv) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act. "SBIC Subsidiary" means an entity that is licensed by the SBA to operate under the Small Business Investment Act of 1958 (the "SBA Act") as a small business investment company. An SBIC Subsidiary may be a Wholly-Owned Investment Sub if it satisfies the conditions in this definition.

the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub. MCC SBIC is a Wholly-Owned Investment Sub and SBIC Subsidiary of the Company.

7. When considering Potential Co-Investment Transactions for any Regulated Fund, the BDC Adviser will consider only the Objectives and Strategies, investment policies, investment positions, capital available for investment ("Available Capital"),[9] and other pertinent factors applicable to that Regulated Fund. The BDC Adviser expects that any portfolio company that is an appropriate investment for a Regulated Fund should also be an appropriate investment for one or more other Regulated Funds and/or one or more Affiliated Private Funds, with certain exceptions based on Available Capital or diversification.[10]

8. Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the directors of the Board eligible to vote under section 57(o) of the Act ("Eligible Directors"), and the "required majority," as defined in section 57(o) of the Act ("Required Majority") will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund.[11]

9. With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the

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[9] "Available Capital" consists solely of liquid assets not held for permanent investment, including cash, amounts that can currently be drawn down from lines of credit, and marketable securities held for short-term purposes. In addition, for the Affiliated Private Funds, Available Capital would include bona fide uncalled capital commitments that can be called by the settlement date of the Co-Investment Transaction.

[10] The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

[11] In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Eligible Directors and the Required Majority will be determined as if the Regulated Fund were a BDC subject to section 57(o).

proposed participation of each Regulated Fund and Affiliated Private Fund in such disposition is

proportionate to its outstanding investments in the issuer immediately preceding the disposition or

Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved

that Regulated Fund's participation in pro rata dispositions and Follow-On Investments as being in

the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or

Follow-On Investment will be submitted to the Regulated Fund's Eligible Directors. The Board of

any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions

and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must

be submitted to the Eligible Directors.

10.   No Non-Interested Director of a Regulated Fund will have a financial interest in any

Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated

Funds.

Applicants' Legal Analysis:

1.   Section 17(d) of the Act and rule 17d-1 under the Act generally prohibit affiliated

persons of a registered investment company from participating in joint transactions with the

company or a company controlled by such registered investment company unless the Commission

has granted an order permitting such transactions. Section 57(a)(4) of the Act prohibits certain

affiliated persons of a BDC from participating in joint transactions with the BDC (or a company

controlled by such BDC) in contravention of rules as prescribed by the Commission. Section 57(i)

of the Act provides that, until the Commission prescribes rules under section 57(a)(4), the

Commission's rules under section 17(d) of the Act applicable to registered closed-end investment

companies will be deemed to apply to BDCs. Because the Commission has not adopted any rules

under section 57(a)(4), rule 17d-1 applies to joint transactions involving a BDC. In passing upon applications under rule 17d-1, the Commission considers whether the company's participation in the joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.   The Regulated Funds and the Affiliated Private Funds (a) may be deemed to be under common control, and thus affiliated persons of each other under section 2(a)(3)(C) of the Act and (b) will be persons related to a Regulated Fund that is a BDC in a manner described in section 57(b) of the Act. As a result, these relationships will cause each Regulated Fund (or its Wholly-Owned Investment Sub) and Affiliated Private Fund participating in a Co-Investment Transaction with a Regulated Fund (or its Wholly-Owned Investment Sub) to be subject to section 17(d) or section 57(a)(4) and rule 17d-1.

3.   Applicants state that in the absence of the requested relief, the Regulated Funds would be, in some circumstances, limited in their ability to participate in attractive and appropriate investment opportunities. Applicants state that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the conditions to the requested relief would be consistent with the provisions, policies and purposes of the Act and on a basis that is not different from, or less advantageous than, of other participants.

Applicants' Conditions:

Applicants agree that the Order will be subject to the following conditions:

1.   Each time an Adviser considers a Potential Co-Investment Transaction for an Affiliated Private Fund or another Regulated Fund that falls within a Regulated Fund's then-current Objectives and Strategies, the Regulated Fund's Adviser will make an independent determination of

the appropriateness of the investment for such Regulated Fund in light of the Regulated Fund's then-current circumstances.

2.   (a)   If the Adviser deems a Regulated Fund's participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)   If the aggregate amount recommended by the applicable Adviser to be invested by the Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Private Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant's Available Capital, up to the amount proposed to be invested by each. The applicable Adviser will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party's Available Capital to assist the Eligible Directors with their review of the Regulated Fund's investments for compliance with these allocation procedures.

(c)   After making the determinations required in conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Private Fund) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Private Funds only if, prior to the Regulated Fund's participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)   the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders

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and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

   (ii) the Potential Co-Investment Transaction is consistent with:

     (A) the interests of the shareholders of the Regulated Fund; and

     (B) the Regulated Fund's then-current Objectives and Strategies;

   (iii) the investment by any other Regulated Funds or Affiliated Private Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of other Regulated Funds or Affiliated Private Funds; provided that, if any other Regulated Fund or Affiliated Private Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event will not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

     (A) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

     (B) the applicable Adviser agrees to, and does, provide periodic reports to the Regulated Fund's Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

     (C) any fees or other compensation that an Affiliated Private Fund or a Regulated Fund or any affiliated person of any Affiliated Private Fund or any

Regulated Fund receives in connection with the right of an Affiliated Private Fund or

a Regulated Fund to nominate a director or appoint a board observer or otherwise to

participate in the governance or management of the portfolio company will be shared

proportionately among the participating Affiliated Private Funds (who each may, in

turn, share its portion with its affiliated persons) and the participating Regulated

Funds in accordance with the amount of each party's investment; and

(iv)   the proposed investment by the Regulated Fund will not benefit the Advisers, the

Affiliated Private Funds or the other Regulated Funds or any affiliated person of any of them (other

than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition

13, (B) to the extent permitted by section 17(e) or 57(k) of the Act, as applicable, (C) indirectly, as a

result of an interest in the securities issued by one of the parties to the Co-Investment Transaction,

or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.   Each Regulated Fund has the right to decline to participate in any Potential Co-

Investment Transaction or to invest less than the amount proposed.

4.   The applicable Adviser will present to the Board of each Regulated Fund, on a

quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of

the other Regulated Funds or Affiliated Private Funds during the preceding quarter that fell within

the Regulated Fund's then-current Objectives and Strategies that were not offered to the Regulated

Fund, and an explanation of why the investment opportunities were not offered to the Regulated

Fund. All information presented to the Board pursuant to this condition will be kept for the life of

the Regulated Fund and at least two years thereafter, and will be subject to examination by the

Commission and its staff.

5. Except for Follow-On Investments made in accordance with condition 8,[12] a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Private Fund, or any affiliated person of another Regulated Fund or Affiliated Private Fund is an existing investor.

6. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Private Fund. The grant to an Affiliated Private Fund or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7. (a) If any Affiliated Private Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Advisers will:

        (i) notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

        (ii) formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b) Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Private Funds and Regulated Funds.

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[12] This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

(c)   A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and Affiliated Private Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

(d)   Each Affiliated Private Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

8.   (a)   If any Affiliated Private Fund or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Advisers will:

(i)   notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)   formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b)   A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Private Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in the application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

(c)   If, with respect to any Follow-On Investment:

(i)   the amount of the opportunity is not based on the Regulated Funds' and the Affiliated Private Funds' outstanding investments immediately preceding the Follow-On Investment; and

(ii)   the aggregate amount recommended by the Adviser to be invested by each Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the participating Affiliated Private Funds in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each participant's Available Capital, up to the amount proposed to be invested by each.

(d)   The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the application.

9.   The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Private Funds that

the Regulated Fund considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Directors will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

10.   Each Regulated Fund will maintain the records required by section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under section 57(f) of the Act.

11.   No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act) of a Affiliated Private Fund.

12.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with the Affiliated Private Funds and the Regulated Funds, be shared by the Regulated Funds and Affiliated Private Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.   Any transaction fee (including break-up or commitment fees but excluding broker's fees contemplated by section 17(e) or 57(k) of the Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Private Funds on a pro rata basis based on the amounts they invested or committed, as the case may

be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Private Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Private Funds, the Advisers, the other Regulated Funds or any affiliated person of the Regulated Funds or Affiliated Private Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Private Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C); and (b) in the case of an Adviser, investment advisory fees paid in accordance with the agreement between the Adviser and the Regulated Fund or Affiliated Private Fund).

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary